SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐     No    ☒

Portugal Telecom

Announcement 23 March 2009, Lisbon

Proposal for corporate restructuring of Vivo

Vivo Participações S.A. (“Vivo”), Telemig Celular Participações S.A. (“TCP”) and Telemig Celular S.A. (“TC”) announced the approval, by their respective Boards of Directors, of the proposal, to be submitted to the shareholders of the three companies mentioned above, for the corporate restructuring that is intended to incorporate the shares of TC in TCP and the shares of TCP in Vivo, thus converting TC into a fully owned subsidiary of TCP and TCP into a fully owned subsidiary of Vivo.

This corporate restructuring aims to simplify the current organisational structure of Vivo and its subsidiaries, reducing the number of companies listed in the Bolsa Valores de São Paulo (“BOVESPA”) and in the New York Stock Exchange (“NYSE”), thus reducing the costs associated with their market listing. This restructuring should also translate into a higher liquidity of the shares of Vivo, the company that will remain listed, thus benefiting all shareholders of TCP, TC and Vivo, and in a higher integration and rationalisation of the management of the respective companies.

For this purpose, and considering the recommendation (Parecer de Orientação nº 35/08) issued by the Comissão de Valores Mobiliários (regulator of the Brazilian capital markets), special committees were constituted at TCP and TC. These committees will issue an opinion concerning the exchange ratio and other conditions of the corporate restructuring that may be proposed and submit their recommendations to the respective Boards of Directors of those companies.

Following the audits, analysis and valuations needed, carried out by specialised companies, and following the recommendation of the special committees to the Boards of Directors of TCP and TC, the exchange ratio and other conditions of the restructuring to be proposed will be disclosed for subsequent approval by the shareholders at a General Shareholders Meeting. This corporate restructuring should be concluded during the second semester of 2009.

For further information refer to the public announcements made by Vivo, TCP and TC at http://www.vivo.com.br/ri.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.